News Release
AMEX, TSX Symbol: NG

NovaGold Third Quarter Financial Results and Project Update

October 16, 2008 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) today announced its financial and operating results for its third quarter ended August 31, 2008, along with an update on the Company’s project development activities. Details of the Company’s financial results are described in the unaudited consolidated financial statements and Management’s Discussion and Analysis which, together with further details on each of the Company’s projects including resource estimates, will be available on the Company’s website at www.novagold.net and on SEDAR at www.sedar.com. All amounts are in Canadian dollars unless otherwise stated.

Highlights

  Earnings reach quarterly record of $16.7 million in Q3, with nine months earnings of $36.7 million
  Start of production at Rock Creek Mine in Nome, Alaska
  Preferred project design selected for Donlin Creek — feasibility study targeted for Q1-2009
  Optimization Update Study for Galore Creek project expected in Q4
  NovaGreenPower subsidiary sold for $40 million to AltaGas
  Cash position strengthened after quarter end by net proceeds from warrants exercised of $15.3 million and bridge facility of US$18.8 million

During a period of historic market volatility for all sectors, NovaGold has remained focused on executing on its strategic business plan to become a gold producer and to advance its large development stage projects forward toward production. The Company has taken several steps to strengthen its balance sheet and reduce costs. We have successfully realized value from several of our non-core assets and, with commercial production at Rock Creek, we anticipate making a significant contribution to our overall cash needs for the coming year out of mine cash flow.

While gold has appreciated more than 20% from one year ago, precious metals companies have traded off with the general market in a major market correction. Management believes that the current share price does not reflect the true value of NovaGold’s near term gold production nor the value of our large strategic development-stage assets. However, because of continued declining world production, we remain bullish on metals prices long term. Management believes that due to the size of NovaGold’s resource base the Company offers great leverage to rising metals prices. In addition, many of the pressures on operating and capital costs, such as fuel prices, appear to be moderating which could improve operating margins in the gold sector.

In the midst of the recent market turmoil, NovaGold has achieved a number of important milestones, most notably, the start of production at Rock Creek. NovaGold will transition from an explorer to a producing gold company as production ramps up over the fourth quarter. The Rock Creek mine is anticipated to produce 100,000 ounces of gold on a yearly basis and generate significant cash flow at current prices. In addition, exploration programs at Donlin Creek and Rock Creek have been delivering excellent results, which have demonstrated the potential to significantly expand the resources and reserves for both properties. NovaGold will publish further drill results as final assays and quality control checks are completed for its 2008 drill programs.

NovaGold looks forward to the following milestones over coming months:

  Rock Creek mine to continue production ramp up during Q4-2008
  Donlin Creek feasibility study Q1-2009 with permitting beginning in 2009
  Galore Creek Optimization Update Study and comprehensive engineering review to be completed Q4-2008

We look forward to reporting on further progress on the Company’s projects during the coming months.

Projects Update

Rock Creek Gold Mine, Alaska

In September 2008, NovaGold announced that it had received regulatory authorizations and had begun production at its Rock Creek gold mine near Nome, Alaska. State regulators approved the start of production, allowing NovaGold to begin fully processing ore and depositing tailings material into the Tailings Storage Facility. Operations have continued to make excellent progress on the required environmental and operational tasks during start up especially related to water management for the project. Upon achieving full commercial production, the Rock Creek mine is expected to produce approximately 100,000 ounces of gold annually with life-of-mine cash costs estimated at approximately US$500 per ounce. At current metal prices, NovaGold anticipates generating over $25 million in cash flow from Nome Operations in 2009.

During the first month of operations, the company has completed an initial gold pour and has worked on commissioning all elements of the operation. Production levels from stockpiled ore have been slightly above schedule for the first month of operation, averaging approximately 50% of design capacity through the milling circuit, reflecting downtime for modification and adjustments during the commissioning process. The gravity circuits have run at approximately 80% availability and the carbon-in-leach (CIL) system is in the process of being charged and commissioned. The Nome Operations team anticipates continuing to ramp up throughput levels during the remainder of the fourth quarter of 2008.

The Rock Creek mine is a year-round, truck and shovel, conventional open-pit mining operation, designed to process 7,000 tonnes per day using a simple gravity, flotation and CIL recovery process. The Nome Operations, including the Rock Creek and Big Hurrah mine sites, has a proven and probable reserve of 510,000 ounces of gold, with 1.81 million ounces of measured and indicated resource and an additional inferred resource of 330,000 ounces of gold. NovaGold believes there is potential to expand production at the Nome operations and extend the mine life beyond 10 years. Exploration this year has focused on further evaluation of the potential to develop the Saddle, Big Hurrah and Nome Gold targets, where resources have already been identified. Drilling around the pit margin at Rock Creek has shown positive results with new gold mineralization identified from ongoing work.

Next years activities will focus on: permitting operations at the Company’s Big Hurrah mine site; and continued drilling, engineering and environmental work around the Rock Creek mine site and on the adjacent Saddle exploration target with the objective to augment the reserve base to 1 million ounces of gold.

Donlin Creek Gold Project, Alaska

The Donlin Creek LLC, a limited liability company owned 50% each by NovaGold and Barrick Gold U.S. Inc., a wholly-owned subsidiary of Barrick Gold Corporation, selected a preferred project design for the Donlin Creek project in June and plans to complete a feasibility study by Q1-2009. The Donlin Creek project is expected to have a throughput design of approximately 50,000 tonnes per day using onsite diesel and wind cogeneration for power. Using this design, Donlin Creek would operate for more than 20 years and potentially produce 1 to 1.5 million ounces of gold annually. Permitting would start in early 2009 with construction targeted for 2012. The feasibility study will provide updated cost estimates for the project based on the revised project design.

Earlier in September the Company reported highlights from the 2008 drilling at Donlin Creek with over 32,000 meters drilled during this season including in-fill, expansion and geotechnical drilling along with holes targeted at the potential for oxide/non-refractory mineralization on the project. Full assays are still pending from the program, however, highlights of the results to date show that the Donlin Creek deposits remain open to expansion laterally and at depth. The new East Acma target remains open with broad zones of higher grade mineralization that extends the zone at least 500 meters beyond the current resource pit boundary demonstrating the potential for significant resource expansion.

NovaGold provided an updated resource estimate for the Donlin Creek project in June. Donlin Creek is currently estimated to contain 31.7 million ounces of measured and indicated gold resources with an additional 4.2 million ounces of inferred gold resources, making it one of the world’s largest undeveloped gold deposits. (See June 10, 2008 press release, available at www.sedar.com or www.novagold.net, for a breakdown of the resource estimate by tonnage and grade.)

Donlin Creek is located in southwestern Alaska and is one of the world’s largest undeveloped gold deposits. As currently envisioned, the mine would be developed as a high-tonnage open-pit operation. NovaGold and Barrick are moving forward cooperatively to maximize the value of the Donlin Creek deposit by advancing the project through feasibility and permitting while bringing sustainable economic benefits to the Native Alaskan Corporations and local communities in the region.

Galore Creek Copper-Gold-Silver Project, British Columbia

The Galore Creek project is managed by the Galore Creek Mining Corporation, an independent entity controlled equally by NovaGold and Teck Cominco. Last fall, Teck and NovaGold announced that construction activities would be suspended at Galore Creek in order to undertake a comprehensive review of the overall design plan when it was recognized that industry wide cost increases, extension of the anticipated project schedule and significant exchange rate changes would likely result in significantly higher capital and operating cost estimates for the project. Under the ownership agreement, Teck is paying 100% of the costs for the current Optimization Update Study and comprehensive engineering review. Teck is also covering 2/3 of the costs to maintain the infrastructure built during the 2007 construction season, budgeted at $17 million on a 100% basis.

The Company anticipates providing an update on the Galore Creek project upon completion of the ongoing Optimization Update Study in Q4-2008. Detailed engineering work has looked at modified project layouts that could potentially expand overall project throughput and is focused on potential to reduce the construction schedule and reduce risks associated with construction execution and operations. The selection of a new preferred design plan would be the basis for an updated feasibility study and would allow for the initiation of the permitting process for the project.

Other Assets

As part of the Company’s strategy to monetize non-core assets, NovaGold sold its NovaGreenPower subsidiary for $40 million to AltaGas Ltd., a Calgary based energy infrastructure company. The final $5 million from this sale is anticipated to be received during the fourth quarter of 2008. These development-stage run-of-river hydroelectric projects are located near Galore Creek in northwest British Columbia. Management believes that this win-win transaction allows shareholders to realize value for these non-core assets while benefiting from AltaGas’ focus on rapidly advancing these projects to operation. This should facilitate the timely development of power transmission infrastructure to the region that will support future power requirements of the Galore Creek copper-gold-silver mine as well as the communities of northwest British Columbia.

In support of this, the Province of British Columbia recently announced its plans to move forward with the environmental assessment process and First Nations consultation for the Northwest Transmission Line along Highway 37. The province will invest the estimated $10 million to immediately restart the environmental assessment process as the first step toward building the Northwest Transmission Line. The new 287-kilovolt line would extend 335 kilometers from Terrace to the beginning of the Galore Creek access road at Bob Quinn Lake providing access for the project to the BC Hydro-electric grid.

Results of Operations

For the three-month period ended August 31, 2008, the Company reported earnings of $16.7 million (or $0.16 basic and diluted earnings per share) compared to a loss of $4.2 million (or $0.04 basic and diluted loss per share) for the corresponding period in 2007. The increase in earnings before income taxes for the quarter is primarily due to a gain of $33.5 million on the sale of NovaGreenPower in the three-month period ended August 31, 2008, offset by a foreign exchange loss of $7.0 million due to the devaluation of the Canadian dollar during the quarter, $5.4 million of care and maintenance costs at the Galore Creek project, and $5.4 million in write-downs of certain mineral properties held by the Company.

For the nine-month period ended August 31, 2008, the Company reported earnings of $36.7 million (or $0.35 basic and $0.34 diluted earnings per share) compared to a loss of $12.2 million (or $0.13 basic and diluted loss per share) for the corresponding period in 2007. For the nine months ended August 31, 2008, earnings before income taxes were higher than the comparative period primarily as a result of a gain of $33.5 million on the sale of NovaGreenPower, a $15.3 million gain on disposal of shares in US Gold Corporation, and a $16.3 million suspension cost recovery at Galore Creek, net of related non-controlling interest, offset by the $9.2 million of care and maintenance costs at Galore Creek, and $5.4 million in mineral property write-downs.

Revenues for the three-month period ended August 31, 2008 were $1.5 million compared to $2.2 million in the corresponding period in 2007. The Company generates modest revenues from interest on cash balances, land and gravel sales and gold royalties. The decrease in revenues from the previous period relates mainly to decreased interest income due to lower average cash balances in 2008 as compared to the corresponding period in 2007. Revenues for the nine-month period ended August 31, 2008 were $3.5 million compared to $5.3 million in the same period in 2007. The decrease in revenues from the previous year’s results relates mainly to $2.5 million less interest income in 2008 versus the same period in 2007. This is offset by $0.7 million more land, gravel and gold royalty revenue in 2008.

Net expenses for the three-month period ended August 31, 2008 were $20.8 million compared to $7.6 million for the same period in 2007. During the quarter, the Company recorded a foreign exchange loss of $7.0 million compared to a foreign exchange loss of $1.0 million for the same period in 2007. The larger loss in 2008 is a result of the Company’s larger US dollar denominated net liabilities during a period of a weakening Canadian dollar as compared to the same period in 2007. The Company recorded $0.4 million and $1.2 million for stock-based compensation during the same period in 2008 and 2007, respectively. The higher expense in 2007 resulted from over 500,000 options being granted during the quarter ended August 31, 2007, whereas fewer than 100,000 options were granted during the quarter ended August 31, 2008. During the current quarter, the Company incurred $5.4 million in care and maintenance costs of the infrastructure at its Galore Creek project and write-downs of $5.4 million at the Khotol, Shiko Lake, Ambler, Baird and Kugruk properties, with no comparable items during the same period in 2007.

Net expenses and other items for the nine-month period ended August 31, 2008 were $2.4 million compared to $22.1 million in the corresponding period in 2007. For the current nine-month period, general and administrative expenses, corporate development and professional fees decreased by $3.5 million and stock-based compensation increased by $0.3 million compared to the same period in 2007. During the nine-month period ended August 31, 2008, the Company recorded a foreign exchange loss of $6.7 million resulting from the Company’s net US dollar liability balance during a period where the Canadian dollar is weakening, compared to a foreign exchange loss of $4.7 million for the same period in 2007 when the Company had a large net US dollar asset, while the Canadian dollar was strengthening. Additionally, during the nine-month period ended August 31, 2008, the Company incurred $9.2 million in care and maintenance costs, write-downs of $5.4 million at the aforementioned properties and a suspension cost recovery of $32.6 million for its Galore Creek project.

The Company equity accounts for its strategic investment in Alexco Resource Corp. (“Alexco”) as it has significant influence over Alexco. For the quarter ended August 31, 2008, the Company recorded a net loss of $0.3 million from the combination of its share of net income or loss and dilution in its ownership of Alexco compared to a nominal gain for the same period in 2007. For the nine-month period ended August 31, 2008, the Company recorded a net gain of $0.3 million from the combination of its share of net income or loss and dilution in its ownership of Alexco compared to a net loss of $0.4 million for the same period in 2007. At August 31, 2008, the Company had a pre-tax unrecorded gain of $5.8 million in its Alexco holdings.

For the three-month period ended August 31, 2008, the Company recorded a future income tax (“FIT”) recovery of $0.1 million, which resulted mainly from an FIT recovery of $0.5 million on losses in NovaGold Canada Inc. offset by an FIT expense resulting from Canada Revenue Agency’s audit of NovaGold Canada Inc. for the fiscal 2004 to 2006 tax years.

For the nine-month period ended August 31, 2008, the Company recorded an FIT expense of $1.7 million, which resulted mainly from an FIT expense of $3.7 million from the suspension cost recovery at Galore Creek and an FIT expense of $4.5 million from the sale of US Gold Corporation shares, offset by an FIT recovery of $6.6 million from an income tax rate reduction totaling approximately 4.5%.

Outlook

At August 31, 2008, the Company had cash and cash equivalents of $21.4 million. Of this amount, $11.6 million was designated for Galore Creek suspension-related activities, including payment of accounts payable. On March 26, 2008, the Company completed the issuance of US$95.0 million of 5.5% convertible senior unsecured notes due May 1, 2015 for net proceeds of US$91.5 million. On July 31, 2008, the Company closed the sale of its NovaGreenPower assets and received the initial payment of $35.0 million, and expects to meet the conditions to receive the final payment of $5.0 million prior to February 15, 2009.

Subsequent to August 31, 2008, the Company completed or entered into the following transactions:

i.

On September 2, 2008 the Company announced that it had agreed to sell its interest in the Ambler project, representing up to a 51% interest in the Ambler project, together with its early- stage base metal properties in Alaska, for $20.0 million in common shares of Mantra Mining Inc. (“Mantra”). Mantra has also agreed to reimburse the Company for up to $2.0 million for all direct expenditures incurred by the Company on the Ambler project from June 1, 2008 up to the date the transaction is closed. In accordance with Canadian GAAP, the Company recorded a write- down to the fair value of the properties. Mantra is a related party having one common director with the Company.

ii.

On September 26, 2008, the Company secured a bridge loan (“Loan”) in the amount of US$18.8 million, net of commitment fees of $1.2 million from Auramet Trading, LLC (“Auramet”). The Loan matures on December 29, 2008 and will bear interest at a rate of 12% per annum. Auramet has the right to convert the principal amount of the Loan into common shares of the Company at a price of $12.00 per common share. The Company also issued to Auramet warrants to purchase 750,000 common shares of the Company at an exercise price of $7.18 per share at any time before September 25, 2010. The Company has granted to Auramet a security interest in the Rock Creek mine, a pledge of all the shares of its subsidiaries holding interest in the Galore Creek and Donlin Creek properties and guarantees by certain subsidiaries.

iii.

On October 1, 2008, 2.31 million share purchase warrants, exercisable into an equivalent amount of shares at $7.00 per share, were exercised for net proceeds of $15.3 million, net of costs. The remaining 1.19 million share purchase warrants expired unexercised.

In the nine months ended August 31, 2008 the Company expended approximately US$77 million, including accounts payable, on completing construction of processing facilities, certain repairs and surface work required as a result of very high snow fall in the previous winter, and pre-production operating costs at the Rock Creek project. Significant adverse weather conditions, combined with weather damage to the water recycle pond and extra work relating to storm water pollution prevention requirements, had led to extended delays to commencement of production at Rock Creek. On September 19, 2008, the Company announced that it had received approval from Alaska State regulators to start production, and that production had commenced on site, with the Company anticipating ramping up throughput levels during the fourth quarter of 2008. In addition to construction and start-up, the Company had budgeted to acquire additional mining equipment in the second half of 2008, expand the tailings storage facility for future production and complete additional storm water prevention measures for a total expected cost of approximately US$19 million. As at August 31, 2008, approximately US$2 million of this amount remained to be incurred. The approval to commence production at Rock Creek on September 18, 2008 contained a number of environmental and operational tasks to be completed over the subsequent 15, 30 and 90 days to ensure compliance with environmental requirements for the mine. The Company is working with the State on these matters and although the Company expects to meet these requirements in all material respects, failure to meet any of them could result in substantial fines, injunctive relief or other enforcement measures which may prevent or have a material impact on the Company’s ability to operate the Rock Creek mine.

The Company had budgeted to spend approximately US$25.4 million at Donlin Creek to May 31, 2008 for engineering and environmental studies, particularly related to power alternatives and optimization, and on exploration activities with the objective of expanding the existing resource base. At May 31, 2008, US$18.3 million had been incurred (US$7.1 million under budget). In August 2008 the Donlin Creek LLC approved a permitting phase budget from June 1, 2008 to December 31, 2008 of US$30.3 million and a budget for the same period of US$15.1 million for feasibility study work. The $7.1 million surplus from the initial budget was carried over to the second budget period, and of the total amount needed to meet the Donlin Creek LLC budgets for the 13 months ending December 31, 2008 of US$63.7 million, the Company’s share was 100% of the first US$25.4 million and 50% of the remainder. As at August 31, 2008, the Company’s share of the last four months of the budget yet to be contributed to the Donlin Creek LLC was approximately US$8.5 million.

The Company had estimated to spend approximately $33.3 million on suspension-related activities at its Galore Creek project, which was its portion (one third) of the estimated maximum suspension liability of $100.0 million. The Galore Creek Partnership’s efforts in 2008 are focused on demobilization of the project and then to place it on a care and maintenance basis that will enable the project to restart at a later date. A demobilization estimate of $93.1 million had been included as a liability in the Company’s November 30, 2007 year-end financial statements based on the information available at that time. Since year end, GCMC negotiated settlement of numerous contracts having determined, after analyzing the costs and benefits associated with the purchase of the equipment compared with demobilizing the contractors’ equipment, that it was more cost effective to buy the equipment left at the site. Total contracts of $38.0 million have been signed to date for the purchase of equipment. During the six-month period ended May 31, 2008, the Company revised the demobilization cost estimate to $60.5 million from the estimate of $93.1 million, recorded at November 30, 2007, as a result of the settlement of the major contracts. The Company has reflected the $32.6 million reduction as a recovery in the statement of operations for the quarter ended February 29, 2008, net of a non-controlling interest amount of $16.3 million and a future income tax expense of $3.7 million. No further adjustment was made in the quarter ended August 31, 2008.

The Company continues on the process of obtaining better value for its shareholders by monetizing various investments in its non-core assets, including its green power business and exploration assets, both discussed above, monetizing its other liquid assets and the possible sale and lease back of equipment. It is also negotiating a bank line of credit to be repaid from cash flow from the Rock Creek mine. As at October 15, 2008, the Company anticipates funding its planned activities for the next 12 months from current cash, cash flow from its mining operation at Rock Creek, revenue from land and gravel sales and the aforementioned transactions, however there can be no assurance that the Company will achieve these plans.

NovaGold is also reviewing other strategic alternatives to further maximize value for its shareholders. Management has been given authority to discuss possible value creating transactions with interested parties and is working with its financial advisors to make recommendations in that regard to the board of directors. As this review is at a preliminary stage there can be no assurance that any potential transaction or other strategic initiative may be pursued at this time, in which case NovaGold would continue with its current business plan.

About NovaGold

NovaGold is a precious metals company focused on exploration, development and mining, with mineral properties in Alaska and Western Canada. Gold production has started at the 100%-owned Nome Operations in Alaska, which includes the Rock Creek, Big Hurrah and Nome Gold deposits. NovaGold has a 50/50 partnership on the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold (NYSE, TSX: ABX). The Company also has a 50/50 partnership on the Galore Creek copper-gold-silver project in British Columbia with Teck Cominco (NYSE, TSX: TCK). NovaGold has one of the largest resource bases of any junior or mid-tier level producing gold company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

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Contacts

Don MacDonald	Greg Johnson
Senior Vice President and CFO	Vice President, Strategic Development

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding anticipated completion of feasibility studies, potential results of drilling and assays, timing of permitting, construction and production and other milestones, and NovaGold’s future operating or financial performance are forward-looking statements. Estimates of reserves and resources are also forward-looking statements in that they involve estimates of the mineralization that would be encountered, based on interpretation of drilling results and certain assumptions, if a deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Cominco in the exploration and development of the Donlin Creek and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of the Rock Creek property and other properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, fluctuations in metal prices and currency exchange rates, and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2007, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update forward looking statements of management beliefs, opinions, projections, or other factors should they change.

Cautionary Note Concerning Reserve and Resource Estimates

This press release and other information released by NovaGold uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release or released by NovaGold in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.